UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,838,718 (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 28,838,718 (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,838,718 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 25.7% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)           The (i) Voting Agreement between Comcast Corporation (“Comcast”) and Liberty Media Corporation, dated as of April 25, 2014, as amended by the Assignment and Assumption Agreement by and among Comcast, Liberty Media Corporation and the Reporting Person, dated as of October 2, 2014 (as so amended, the “Voting Agreement”) and (ii) the Amended and Restated Stockholders Agreement, dated as of March 31, 2015, by and among the Issuer, CCH I, LLC, Advance/Newhouse Partnership (“A/N”) and the Reporting Person (the “Amended and Restated Stockholders Agreement”) contain provisions relating to the ownership and voting of the Class A common stock by the Reporting Person.  The Reporting Person expressly disclaims the existence of and membership in a group with Comcast and expressly disclaims the existence of and membership in a group with A/N.  See Item 6.

(2)           Subject to certain restrictions contained in (i) the Voting Agreement and (ii) the Amended and Restated Stockholders Agreement. See Item 6 of this Statement.

(3)           For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock outstanding as of December 31, 2014 is 111,999,687, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 24, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on November 13, 2014 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

On March 31, 2015, the Issuer announced that it entered into a Contribution Agreement (the “Contribution Agreement”) with Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC, CCH I, LLC (“New Charter”) and Charter Communications Holding Company, LLC (“Charter Holdco”) pursuant to which, and subject to the satisfaction of certain conditions (including the closing of the transactions contemplated by the previously announced Comcast/Charter Transactions Agreement, dated as of April 25, 2014, by and between Charter and Comcast Corporation (the “Comcast Transactions”)), Charter Holdco will acquire all of the issued and outstanding limited liability company membership interests of Bright House Networks, LLC (“Bright House”) from A/N (the “Bright House Transactions”).  In connection with the Comcast Transactions, it is expected that Charter will undergo a corporate reorganization, resulting in New Charter becoming the new publicly traded parent company of Charter.  In connection with the proposed Bright House Transactions, on March 31, 2015, the Reporting Person entered into an Amended and Restated Stockholders Agreement (the “Amended Stockholders Agreement”) with the Issuer, New Charter, and A/N, as further described below in Item 6.

Item 2.	Identity and Background

The information contained in Item 2(d) — (f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or

similar misdemeanors).   During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to the terms of the Amended Stockholders Agreement, upon the closing of the Bright House Transactions (the “Closing”), Liberty will purchase from New Charter $700 million of shares of Class A common stock of New Charter (the “Class A Common Stock”) at a price per share of $172.99 (the “Reference Price”).  Additionally, Liberty will have the right to elect, by notice to Charter delivered on or before July 14, 2015, to purchase an additional number of shares of Class A Common Stock at the Reference Price that, when combined with shares of Class A Common Stock then owned by Liberty and the $700 million investment in Class A Common Stock to be made by Liberty pursuant to the Amended Stockholders Agreement, and after giving effect to the Comcast Transactions and the Bright House Transactions, will result in Liberty’s ownership of New Charter shares not exceeding 19.01% of the outstanding shares of New Charter on a fully-exchanged and fully-diluted basis.

Liberty currently intends to pay the aggregate purchase price for the Class A Common Stock to be purchased pursuant to the Amended Stockholders Agreement out of the proceeds of the rights offering to purchase shares of its Series C common stock which was completed on January 16, 2015, cash on hand and the proceeds of certain financing transactions it may engage in prior to the Closing.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Other than as set forth in this Statement, including in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions and agreements described in Item 6 of this Statement, which Item is incorporated by reference into this Item.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person is the beneficial owner of 28,838,718 shares of Common Stock.  The 28,838,718 shares of Common Stock constitute approximately 25.7% of the outstanding shares of Common Stock, based on 111,999,687 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 24, 2015.

(b) The Reporting Person has the sole power to vote or to direct the voting of 28,838,718 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement, as amended, the Amended Stockholders Agreement and the Voting Agreement, as amended by the Assignment and Assumption of Voting Agreement, each as described in Item 6 of this Statement.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Background Information in Connection with the Bright House Transactions

In connection with the proposed Bright House Transactions, on March 31, 2015, the Reporting Person entered into the Amended Stockholders Agreement with Charter, New Charter and A/N.  The existing Stockholders Agreement with Charter, as amended on October 24, 2014 (as described in the Schedule 13D) (the “Existing Stockholders Agreement”) will remain in effect until the Closing.  Certain provisions of the Amended Stockholders Agreement became effective upon execution thereof, and at the Closing, the Amended Stockholders Agreement will replace the Existing Stockholders Agreement in all respects.

The Amended Stockholders Agreement provides that at the Closing the Reporting Person, A/N, Charter and New Charter will enter into the Proxy and Right of First Refusal Agreement (the “Proxy Agreement,” the form of which is attached as an exhibit to the Amended Stockholders Agreement).

Amended Stockholders Agreement

Liberty Investment

Upon the Closing, Liberty will purchase from New Charter $700 million of shares of Class A Common Stock at the Reference Price.  Additionally, Liberty will have the right to elect, by notice to Charter delivered on or before July 14, 2015, to purchase an additional number of shares of Class A Common Stock at the Reference Price that, when combined with shares of Class A Common Stock then owned by Liberty and the $700 million investment in Class A Common Stock to be made by Liberty pursuant to the Amended Stockholders Agreement, and after giving effect to the Comcast Transactions and the Bright House Transactions, will result in Liberty’s ownership of New Charter shares not exceeding 19.01% of the outstanding shares of New Charter on a fully-exchanged and fully-diluted basis.

Voting Agreement

Liberty has agreed to vote all voting securities of Charter owned by Liberty and its affiliates in favor of approval of the Contribution Agreement and certain other approvals required to effect the Bright House Transaction.

Governance; Election and Appointment of Designees

Following the Closing, the New Charter board of directors (the “Board”) will consist of 13 directors, with three directors initially designated by Liberty and three directors initially designated by A/N. The number of directors which each of Liberty and A/N will be entitled to designate following the Closing will be subject to Liberty or A/N maintaining certain levels of equity or voting interests.

For so long as each of A/N and Liberty hold voting or equity securities of New Charter of at least 20%, certain matters, including a change of control of New Charter, certain transactions involving A/N or Liberty and amendments to the certificate of incorporation of New Charter will require approval of a majority of those directors of New Charter who are not appointed by Liberty and A/N (the “Unaffiliated Directors”).

So long as each of Liberty’s and A/N’s designees to the Board is included in management’s slate of nominees for election as a director to the Board and New Charter recommends approval of their election, each of Liberty and A/N has agreed to vote its respective shares in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors.

From and after the Closing, for so long as Liberty and A/N’s respective equity or voting interest is greater than or equal to 20%, each will have certain consent rights over actions taken by New Charter, including the incurrence of indebtedness in excess of leverage ratios and fundamental changes in the business or material investments.  A/N has certain additional consent rights with respect to the sale or transfer of certain interests and assets of Charter Holdco within seven years following the Closing and the issuance of any preferred units of Charter Holdco.

Limitation on Share Ownership and Voting; Standstill

Following the Closing, Liberty’s equity ownership in New Charter will be capped at the greater of 26% or the cap on its voting interest (as set forth below), and A/N’s equity ownership in New Charter will be capped at the greatest of its equity ownership immediately following the Closing, 25% and the cap on its voting interest (as set forth below).  Liberty’s voting interest in New Charter will be capped at the greater of (x) 25.01% (or 0.01% above the person or group holding the highest voting percentage of New Charter) and (y) 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in A/N’s equity interest in New Charter below 15%. A/N’s voting interest in New Charter will be capped at 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in Liberty’s equity interest in New Charter below 15%.  Each of Liberty and A/N will be entitled to vote its entire voting interest with respect to certain Excluded Matters (as defined in the Amended Stockholders Agreement), including, among other things, a change of control transaction at New Charter and matters outside the ordinary course of business.

In addition, subject to certain exceptions, Liberty and A/N have agreed to be subject to certain customary standstill provisions prohibiting, among other things, Liberty or A/N from engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of stockholders of New Charter or calling a meeting of the stockholders of New Charter or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of New Charter.

Transfer Restrictions

Liberty and A/N have agreed to certain restrictions on transfers of their respective equity securities of New Charter following the Closing.  Exceptions to these transfer restrictions include transfers pursuant to an underwritten public offering, Rule 144 or Rule 144A sales, block sales to persons who would not beneficially own 5% or more of such securities following such sale, sales between Liberty and A/N and their affiliates (subject to the equity ownership caps described above and certain pricing limitations), transfers approved by a majority of the Unaffiliated Directors, transfers approved by a majority of the stockholders of New Charter (other than affiliates of A/N and Liberty), sales pursuant to certain tender offers, and, in the case of Liberty, sales of exchangeable notes, debentures or similar securities that reference a number of notional shares of Class A Common Stock not in excess of two-thirds of the number of such shares beneficially owned by Liberty at the time of such sale.  In addition, Liberty has the right to engage in certain spin off transactions to its stockholders.

Notwithstanding these transfer restrictions, Liberty will be permitted to pledge Class A Common Stock in respect of purpose or non-purpose loans (“Margin Loans”) so long as the number of pledged shares subject to Margin Loans does not exceed 10% of the New Charter shares (on a fully-exchanged and fully-diluted basis) at the later of the time Liberty enters into such Margin Loan or at the Closing (the “Pledged Shares Basket”).  Liberty may also pledge shares owned by Liberty that are in excess of the number of shares necessary for Liberty’s equity ownership to equal 19.01% (the “Excess Shares”), and such Excess Shares will not be counted toward the Pledged Shares Basket so long as the proceeds are used for a permitted purpose set forth in the Amended Stockholders Agreement.  Additionally, Liberty will be permitted to enter into derivative transactions with linked financing (an “ELF”) with respect to Class A Common Stock owned by Liberty under certain circumstances.  The number of shares of Class A Common Stock subject to exchangeable notes, debentures and ELF pledges and hedges may not exceed that number of shares in excess of two-thirds of the number of shares owned by Liberty at such time.  Following termination of Liberty’s proxy rights under the Proxy Agreement, such restrictions will not be applicable so long as the proceeds of such financing transactions are used to increase Liberty’s ownership percentage in New Charter to 25.01% within the 12 month period following such termination.

Rights Plan

New Charter and the Board will not adopt a poison pill unless New Charter exempts each of Liberty and A/N up to its equity cap as described above.  This restriction will cease to apply to Liberty or A/N upon the permanent reduction of its equity interest in New Charter below 15%.

Preemptive Rights

After the Closing, if New Charter proposes to issue any equity securities of New Charter in a capital raising transaction, each of Liberty and A/N (for so long as such person’s equity interest is equal to or greater than 10%), will have the right to purchase, in whole or in part, a number of such securities necessary to maintain its ownership of New Charter after giving effect to the issuance, for cash.  Additionally, subject to certain exceptions, until the fifth anniversary of the Closing, if New Charter proposes to issue any equity securities of New Charter (other than in a capital raising transaction) and so long as Liberty has a 25.01% voting ownership in New Charter (taking into account the proxy shares as described below), Liberty will have preemptive rights to purchase that number of new securities equal to the lesser of (x) the number of securities necessary to maintain its equity ownership of New

Charter after giving effect to the issuance and (y) the number of new securities that after giving effect to the issuance, will result in Liberty having an equity interest in New Charter of 25.01%, in each case, for cash.  Subject to Liberty’s exercise of its preemptive rights in respect of such issuance, A/N will also have certain preemptive rights in the case of new issuances (other than in a capital raising transaction), provided that it holds 10% or more of the New Charter equity.

Termination

The Amended Stockholders Agreement will terminate upon certain events including (i) following termination of the Contribution Agreement, (ii) with respect to (x) Liberty or A/N, upon a material breach by New Charter, and (y) with respect to New Charter, upon a material breach by Liberty or A/N, in each case subject to certain cure rights and (iii) as to A/N or Liberty, at such time as its equity ownership is 5% or less.  Upon a Liberty Change of Control (as defined in the Amended Stockholders Agreement), Liberty’s rights and obligations under the Amended Stockholders Agreement would cease to apply other than its obligations under Liberty’s voting and share ownership caps, standstill obligations and transfer restrictions.

Proxy and Right of First Refusal Agreement

At the Closing, the parties will enter into the Proxy Agreement, the form of which is attached as an exhibit to the Amended Stockholders Agreement.

Proxy

At the Closing, A/N will grant Liberty a 5-year irrevocable proxy (the “Proxy”) to vote that number of shares of Class A Common Stock and Class B common stock of New Charter (the “Class B Common Stock”), in each case, held by A/N (such shares, the “Proxy Shares”), that will result in Liberty having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the Proxy Shares will be capped at 6% of the outstanding voting power of New Charter.

The Proxy Agreement provides that Liberty may not vote the Proxy Shares on certain reserved matters including, among other things, change of control transactions of New Charter, bankruptcy events of New Charter or Charter Holdco, an authorization of any new class of securities of New Charter or Charter Holdco, approvals of any non-ordinary course matters relating to A/N and changes to the terms of the Class B Common Stock.

The Proxy will terminate in the event that Liberty transfers shares of New Charter other than in connection with certain permitted transfers.

Right of First Refusal

So long as the Proxy is in effect, if A/N proposes to transfer common units of Charter Holdco (which units are exchangeable into shares of Class A Common Stock and which will, under certain circumstances, result in the conversion of certain shares of Class B Common Stock into Class A Common Stock) or shares of Class A Common Stock, in each case, constituting either (i) shares representing the first 6% of the outstanding voting power of New Charter held by A/N or (ii) shares representing the last 6% of the outstanding voting power of New Charter held by A/N, Liberty will have a right of first refusal (“ROFR”) to purchase all or a portion of any such securities A/N proposes to transfer.  The purchase price per share for any securities sold to Liberty pursuant to the ROFR will be the volume-weighted average price of Class A Common Stock for the two trading day period before the notice of a proposed sale by A/N, payable in cash.  Certain transfers are permitted to affiliates of A/N, subject to the transferee entity entering into an agreement assuming the transferor’s obligations under the Proxy Agreement.

The ROFR does not apply to transfers by A/N in connection with a change of control of New Charter.  Liberty may not exercise the ROFR to the extent the shares purchased would result in its ownership of securities exceeding the voting or equity limits set forth in the Amended Stockholders Agreement.

Term

The Proxy Agreement will be entered into at the Closing and will terminate on the first to occur of, among other things, the fifth anniversary of the Bright House Transaction, the occurrence of a 40 Act Event (as defined in the Proxy Agreement), a Liberty Change of Control (as defined in the Amended Stockholders Agreement) and a transfer by Liberty of Class A Common Stock (subject to certain cure rights).

The foregoing summaries of each of the Amended Stockholders Agreement and the Proxy Agreement are qualified by reference to the full text of each such document, which documents are incorporated herein by reference and attached as exhibits to this Statement.

Item 7.	Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)         Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)         Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 7(b) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

7(c)         Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(d)         Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(e)         Assistant Secretary’s Certificate.*

7(f)         Amended and Restated Stockholders Agreement, dated as of March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Exhibit 4.1 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on April 1, 2015).

7(g)         Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.2 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on April 6, 2015).

* Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2015	LIBERTY BROADBAND CORPORATION

	By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Senior Vice President

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Broadband”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Broadband

Gregory B. Maffei	Chief Executive Officer, President and Director of Broadband

Donne F. Fisher	Director of Broadband

Richard R. Green	Director of Broadband

John E. Welsh III	Director of Broadband

J. David Wargo	Director of Broadband

Richard N. Baer	Senior Vice President and General Counsel of Broadband

Albert E. Rosenthaler	Senior Vice President of Broadband

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Broadband

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)

Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 7(b) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

7(c)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(d)

Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(e)	Assistant Secretary’s Certificate.*

7(f)

Amended and Restated Stockholders Agreement, dated as of March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Exhibit 4.1 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on April 1, 2015).

7(g)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.2 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on April 6, 2015).

* Previously filed.